Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

HMS Holdings Corp.:

We consent to incorporation by reference in the Registration Statement on Form S-8 of HMS Holdings Corp. (“HMS”) of our audit report dated February 29, 2012, with respect to the Consolidated Balance Sheets of HMS as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2011 and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 10-K of HMS.

/s/ KPMG LLP

New York, New York

August 16, 2012